PRESS RELEASE, APRIL 17, 2018
COM HEM REPORTS FIRST QUARTER RESULTS 2018
First quarter summary
· Revenue increased by 1.6% to SEK 1,784m for the Group, with Com Hem Segment increasing by 4.0% to SEK 1,374m.
· Operating profit (EBIT) of SEK 222m, compared to SEK 232m in previous year affected by higher level of items affecting comparability.
· EBITDA declined by 0.7% to SEK 702m due to SEK 29m higher items affecting comparability related to merger process with Tele2 and reorganisation of our product, marketing and commercial departments to align the organisation with the future way of working in a converged market.
· Underlying EBITDA increased by 3.6% to SEK 738m for the Group, with Com Hem Segment increasing by 5.2% to SEK 661m.
· Cash flow from operating activities decreased by 4.2% to SEK 533m mainly due to timing of interest payments on senior notes.
· Operating free cash flow decreased by 1.1% to SEK 438m for the Group due to higher capex, with Com Hem Segment increasing by 3.8% to SEK
418m.
· Net result declined by SEK 10m to SEK 110m due to higher items affecting comparability.
· Earnings per share: SEK 0.62 (0.65).
· Com Hem Segment:
· Unique consumer subscribers rose by 4,000 to record high 987,000.
· Continued volume growth in broadband, up 7,000 to record high 757,000 RGUs.
· Digital TV RGU’s declined by 1,000 to 653,000 negatively affected by price adjustments while TiVo customers increased by 3,000 (penetration rate of 41%).
· Consumer ARPU of SEK 371 (SEK 373 in Q4 2017) due to seasonality effects and structural decline in fixed telephony.
· Consumer churn of 14.8% (13.6% in Q4 2017) negatively affected by price adjustments.
· Boxer Segment:
· Churn remained elevated due to price increases, 19.3% (19.4% in Q4 2017).
· Record high consumer ARPU of SEK 304 (SEK 301 in Q4 2017).
· 4,000 broadband RGUs were added in the quarter.
· Decline in unique consumers of –9,000 compared to –12,000 in Q4 2017.

• Decline in RGUs of -7,000 compared to -8,000 in Q4 2017.
Comment from Anders Nilsson, CEO, Com Hem Group:
Product improvements lay foundation for full year growth in the Com Hem Segment
On the back of product improvements in 2017 such as additional TV-channels and on demand content as well as broadband speed upgrades, price adjustments in the Com Hem Segment were successfully implemented in the quarter. Since the price adjustment was larger than previous years the corresponding churn was also higher than usual in the quarter with an increase to 14.8% from 13.6% in Q4 2017, in-line with expectations. We expect churn to decrease into Q2 2018.However, due to a change in our customer cancellation procedures which helps us generate more revenue, we will see a small effect on churn related to price adjustments in Q2 2018 as well.
Our customer base grew by 4,000 in the segment while the number of RGUs was flat compared to Q4 2017 as an increase of 7,000 broadband RGUs was offset by a decline of 1,000 digital TV RGUs and 6,000 fixed telephony RGUs. Our TiVo base grew by 3,000 customers, (now 41% of our DTV base). The blended consumer ARPU declined by SEK 2 compared to Q4 2017 to SEK 371, similar to the ARPU decline last year in Q1, due to seasonality effects and the structural decline in the fixed telephony business. Similar to last year we expect ARPU to increase in Q2 2018 as the price adjustments take full effect. Operational KPIs for the quarter were affected by timing of a landlord contract which we did not renew. As this affected about 2,000 unique customers, digital TV net adds would have been roughly flat and broadband net adds would have been closer to the regular quarterly run rate, excluding the effect of the contract. Within B2B we saw a decline in revenue, down 10.6% (SEK 8m) compared to Q1 2017, as we focus on the OnNet broadband business which grew by 25.3% compared to Q1 2017.
Addressable households reach 2.9 million
We made further progress in our network expansion programme with the Group now connected to 2.9 million addressable households, 200,000 of which are unique to Boxer. Since the start of the footprint expansion less than two years ago, the Group has increased its footprint by 45% and we remain confident that we can reach our target of at least 3.0m households, which constitutes an increase of 50% from before the SDU expansion and the Boxer acquisition.
Aligning Boxer with the more-for-more strategy
We continue to see positive momentum in Boxer with an additional 4,000 broadband RGUs added in the quarter and ARPU reaching another record high of SEK 304 due to increased dual penetration and price adjustments. Price adjustments were successfully implemented in the Boxer TV customer base and we saw the majority of the effect on both ARPU and churn within the quarter. We expect churn to approach normalized levels in Q2 with the exception of a potential one-off effect related to an ongoing Boxer-specific content negotiation. In spite of the price adjustments the decline in unique subscribers and RGUs of 9,000 and 7,000 respectively were almost half of what we saw one year ago between Q4 2016 and Q1 2017. Boxer’s fibre footprint increased from 1,100,000 to 1,200,000 addressable households in Q1 including roughly 200,000 which do not overlap with the Com Hem Segment.
In February, Boxer reached RGU neutrality for the first time since the acquisition. While this is largely because of increased demand for Boxer TV during the Olympics and is not yet a sustainable trend it is an indication that the alignment of Boxer with the Group’s more-for-more strategy is working. The improvement in Boxer has so far been achieved through expansion of the fibre footprint, increased marketing and operational efficiency without significant product improvements or full integration of the business. We are pleased with the results so far and see further potential in this asset once the IT integration is completed next quarter and the TV Hub is introduced to Boxer customers. The work so far to establish Boxer as a broadband-led TV operator in the newly acquired SDU fibre footprint has laid the foundation for Boxer to eventually be able to fully capitalize on the operational advantages of being part of the Com Hem Group with more efficient systems, sales and marketing as well as product portfolio.
Taking steps to solidify our leadership in a changing TV market
In a rapidly growing TV market where consumption is shifting from traditional linear content delivered through a TV box toward on demand content streamed to multiple devices directly over the internet, it is important for a TV distributor to adapt. In order to secure our position as the leading Swedish TV provider and capitalize on these market trends we have in the beginning of April launched two new exciting TV-products; our next generation TV-platform –the TV Hub, and our own standalone boxless SVOD service—ComBo.
The TV Hub, which is now our main TV-offering alongside TiVo, is compatible with all our infrastructures and will be available to both Com Hem and Boxer customers. It is based on the Android ecosystem allowing cost-efficient development, quick and flexible updates, and gives customers access to third-party applications. The user interface is designed to give easy access to non-linear content with improved search and customization features, offering a significantly better way of watching OTT and on demand content without compromising the linear television experience.
ComBo, which was developed in-house alongside the TV Hub is Com Hem’s first step as a provider of a boxless SVOD service. Given our scale as an aggregator of video content, an OTT service is a natural next step for Com Hem as we can leverage our ability to bundle the best on demand content and deliver it to consumers who live within our footprint but are not necessarily traditional TV consumers. This opens up a completely new segment in the market for Com Hem and could potentially be a significant growth driver over time. We do not expect this to materially affect our near-term growth but it will allow us to tweak the functionality, content and sales channels to eventually develop ComBo into a standalone off-network TV service, catering to a much larger potential customer base. It constitutes another puzzle piece to make the upcoming merger with Tele2 even more attractive by combining a high quality mobile network and a large mobile customer base with an on-the-go video service.
With these new services we can offer something to every type of video consumer in the market. Whether you prefer a traditional linear TV experience or a more modern on demand-centric service with or without hardware you can now find it in the Com Hem product portfolio. Given the significantly lower cost of these new services we are able to let the customer pick freely among the TV services while Com Hem generates similar amount of cash regardless of which service the customer chooses. We believe that the freedom to choose will make customers happier, make them stay longer and thereby secure resilient long term growth for our TV business.
Looking ahead
We look forward to another exciting year for Com Hem. Not only are we entering the next chapter of growth through the expected merger with Tele2 later this year, we are also taking our main growth drivers to the next level. This year we rollout DOCSIS 3.1 and thereby upgrade our bread and butter broadband service to a level that has so far not been done at scale in this country. We just introduced our next generation TV services which we believe will secure our place as the leading TV provider in Sweden in the future. Combined with the continued expansion into the SDU market and the system integration and improvements of Boxer we are setting up the Group to deliver on our financial guidance for this year and securing resilient growth for the future. Meanwhile we will do everything we can to prepare Com Hem for the integration process so that we can hit the ground running as we combine with Tele2 in the second half of 2018.
Notes to the editors:
You will find the complete report with tables in the attached PDF or at: http://www.comhemgroup.se/en/investors/financial-reports-presentations/
Conference call on April 17
Management will host a conference call for the financial community at 10:00 am CET today. The presentation will be held in English and the presentation material can be accessed on www.comhemgroup.com. An on-demand version is also available after the presentation.
Link to webcast: https://comhemgroup.videosync.fi/2018-04-17_q1
Conference call dial-in numbers:
Sweden: +46 (0)8-503 36 434
UK: +44 (0) 1452 555 566
USA: +1631 510 74 98
To ensure that you are connected to the conference call, please dial in 10 minutes ahead of the conference call to register your attendance.
For queries, please contact:
Investors
Marcus Lindberg, Head of Investor Relations Tel: +46(0)734 39 25 40 marcus.lindberg@comhem.com
Media
Fredrik Hallstan, Head of PR
Tel: +46(0)794 52 72
fredrik.hallstan@comhem.com
This information is information that Com Hem Holding AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the

Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 07:30 CET on April 17, 2018.
About Com Hem Group
Com Hem Group offers broadband, TV, play and telephony services to Swedish households and companies. Our powerful and future-proofed network with speeds up to 1 Gbit/s, covers half of the country’s households, making the
Com Hem Group an important driver of creating a digital Sweden. We bring our 1.45 million customers the largest range of digital-TV channels and play services via set top boxes as well as on-the-go for tablets and smartphones. The company was founded in 1983 and has approximately 1,100 employees. Com Hem Group is headquartered in Stockholm and operates through four subsidiaries; Com Hem AB, Boxer TV Access AB, Phonera Företag AB and iTUX Communication AB. In 2017, Group sales totalled SEK 7,136 million. Since 2014 the Com Hem share is listed on Nasdaq Stockholm. www.comhemgroup.com.

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 4188.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.